U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

R. Bentley Offutt
11350 McCormick Road
Executive Plaza 3, Suite 903
Hunt Valley, Maryland  21031

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)



4.  Statement for Month/Year

January 1999

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

  X  Director
     Officer - Title -
     10% Owner
     Other

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Table 1
Non-Derivative Securities Acquired Disposed of, or
Beneficially Owned

1.  Title of Security

Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Year)

January 1999

3.  Transaction Code

    Code
    V

4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

    2000         A        $4.9375


5.  Amount of Securities Beneficially Owned at End of Month

29,000 Shares

6.  Ownership Form: Direct (D) or Indirect (I)

I

7.  Nature of Indirect Beneficial Ownership

Indirect Shares Owned by Daughter

Table II
Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Derivative Security


2.  Conversion of Exercise Price of Derivative Security

3.  Transaction Date (Month/Year)


4.  Transaction Code

    Code
    V

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

6.  Date Exercisable and Expiration Date (Month/Date/Year)


7.  Title and Amount of Underlying Securities

    Title -
    Amount or Number of Shares -

8.  Price of Derivative Security

9.  Number of Derivative Securities Beneficially Owned at
    End of Month

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

11. Nature of Indirect Beneficial Ownership



Signature

/s/ R. Bentley Offutt
R. Bentley Offutt